Raymond Corp and Ballard Power Sign Joint Development Agreement for Fuel Cell Lift Truck Research and Development

For Immediate Release – April 21, 2008

GREENE, N.Y. and VANCOUVER, B.C. — The Raymond Corporation, a leading North American manufacturer of materials handling solutions, has signed a joint development agreement with Ballard Power Systems (TSX: BLD; NASDAQ: BLDP), a world leader in zero-emission hydrogen fuel cells, to commence research on lift truck designs, with the goal of developing a prototype using the next-generation of Ballard’s Mark9 SSL™ fuel cell product technology to power Raymond® lift trucks.

“Raymond is committed to demonstrating the advantages that hydrogen fuel cells can offer the materials handling industry,” says James Malvaso, president and CEO for The Raymond Corporation. “This partnership will further enhance our research into fuel cell-powered lift trucks and help uncover additional value related to the merging of these technologies.”

The Raymond Corporation began a three-year research program of hydrogen fuel cells in January 2007 by using Raymond’s Greene manufacturing facility as a “living lab.” The research includes using hydrogen fuel cell-powered Raymond® lift trucks in real applications including an indoor, fast-fill hydrogen refueling system.

Advantages of a fuel cell solution over batteries have been shown to include: increased uptime; consistent power; longer runtime; and elimination of battery storage. These advantages create tangible economic and operational benefits. In addition, fuel cells are a clean technology, producing zero emissions while removing the need to handle and dispose of lead acid batteries.

“We are pleased to partner with an important materials handling equipment manufacturer of Raymond’s caliber,” says John Sheridan, president and CEO of Ballard. “Raymond has a deep understanding of end-user needs, and we believe that a successful prototype could represent the first important step toward purpose-built fuel cell lift trucks.”

About The Raymond Corporation
The Raymond Corporation is the leading North American provider of materials handling solutions that improve space utilization and productivity, with lower cost of operation and greater operator acceptance. High-performance, reliable, ergonomically designed Raymond® products range from a full line of manual and electric pallet trucks and walkie stackers to counterbalanced trucks, Reach-Fork® trucks, orderpickers and dual-purpose (pallet handling/case picking) Swing-Reach® trucks.

For more information about Raymond’s fuel cell research program or to locate a Raymond dealer, visit www.raymondcorp.com or call (800) 235-7200.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of zero-emission hydrogen fuel cells. Ballard’s mission is to accelerate fuel cell market adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For additional information about The Raymond Corporation or to locate a Raymond dealer, visit the company Web site at www.raymondcorp.com or call (800) 235-7200. Above. And beyond.®, Raymond®, Reach-Fork®, and Swing-Reach® are U.S. trademarks of The Raymond Corporation.

Ballard, the Ballard logo, Power to Change the World and Mark9 SSL are registered trademarks of Ballard Power Systems Inc.

©2008 The Raymond Corporation. All rights reserved.

For further information, or to arrange an interview, please call:

Raymond	Ballard
Laurie Bennett	Guy McAree
The Raymond Corporation	604-412-7919
607-656-2734	guy.mcaree@ballard.com
Andrea Bolyard Bader Rutter & Associates, Inc. Public Relations 262-938-5453